MONARCH PLAZA SUITE 1600 3414 PEACHTREE ROAD N.E. ATLANTA, GEORGIA 30326 PHONE: 404.577.6000 FAX: 404.221.6501 WWW.BAKERDONELSON.COM

HOWARD S. HIRSCH

DIRECT DIAL: 404.443.6703

DIRECT FAX: 404.238.9703

HHIRSCH@BAKERDONELSON.COM

July 19, 2011

VIA EDGAR

Ms. Erin Martin

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Griffin Capital Net Lease REIT, Inc. (the “Company”)

Post-Effective Amendment No. 6 to Form S-11

Filed July 12, 2011

File No.: 333-159167

Dear Ms. Martin:

This letter serves as the Company’s response to your telephonic comments conveyed to us on July 19, 2011 regarding Post-Effective Amendment No. 6 to the Company’s Registration Statement on Form S-11. As we discussed with you, the Company will include the requested disclosures as part of its final prospectus, which it will file pursuant to Rule 424(b)(3) subsequent to the effectiveness of Post Effective Amendment No. 6 with the Commission.

Our Real Estate Investments – Portfolio Summary, page 44

1. Please disclose whether any of the Company’s leases contain tenant concessions, and, if so, please disclose the net effective rent per square foot for each property.

Response: Please note that the Company’s leases contain no tenant concessions, but the Company will revise the annualized rent chart on page 45 to add a column for 2011 annualized net effective rent per square foot and related introductory language thereto as follows:

“As of June 30, 2011, annualized gross base rent for our seven tenants mentioned above, totaled $14.1 million as shown in the table below:

Property	Tenant	Industry	2011 Annualized Gross Base Rent	% of Annualized Gross Base Rent	2011 Annualized Net Effective Rent per Square Foot (1)	Year of Lease Expiration
Renfro Clinton, SC	Renfro Corp	Manufacturing (Hosiery Products)	$1,863,000	13.2%	$3.29	2021
Plainfield Plainfield, IL	Chicago Bridge & Iron Company (Delaware)	Construction Engineering Services	$2,572,000	18.2%	$14.61	2022
Will Partners Monee, IL	World Kitchen, LLC	Distribution (Kitchen Accessories)	$2,311,000	16.4%	$3.30	2020
Emporia Partners Emporia, KS	Hopkins Enterprises, Inc.	Manufacturing (Automotive Parts)	$1,363,000	9.6%	$2.57	2020
ITT Los Angeles, CA	ITT Educational Services, Inc.	Educational	$762,000	5.4%	$21.28	2016
Quad/Graphics Loveland, CO	World Color (USA), LLC	Printing	$1,216,000	8.6%	$7.16	2022
LTI Carlsbad, CA	Life Technologies Corporation	Research and Development (Biotechnology Tools)	$4,046,000	28.6%	$12.31	2022

Total			$14,133,000	100.0%

(1)

The annualized net effective rent per square foot is calculated by dividing the annualized net effective rent by the square footage for each property listed in the table above. The annualized net effective rent equals the annualized gross base rent for all of our properties, except the Emporia Partners property. The annualized gross base rent is reduced by the annualized priority return due to Hopkins, as discussed below, to arrive at the annualized net effective rent for the Emporia Partners property.”

The Company will provide similar disclosure in future prospectus supplements when it updates its portfolio summary or at lease annually if there are no changes to the Company’s portfolio.

Our Real Estate Investments – Portfolio Summary, page 44

2.	Please provide a lease expirations chart as required by Item 15(f) of Form S-11.

Response: In response to this comment, as part of the Company’s final prospectus, the Company will include the requested chart as follows:

“Our lease expirations by year are as follows:

Year	No. of Tenants	Square Feet	2011 Annualized Gross Base Rent	% of Annualized Gross Base Rent
2016	1	35,800	$762,000	5.4%
2020	2	1,021,000	$3,674,000	26.0%
2021	1	566,500	$1,863,000	13.2%
2022	3	674,500	$7,934,000	55.4%”

The Company will provide similar disclosure in future prospectus supplements when it updates its portfolio summary or at least annually if there are no changes to the Company’s portfolio.

Description of Shares – Share Redemption Program, page 154

3. Please disclose whether the Company has received any redemption requests, and, if so, whether there have been any unfulfilled redemption requests.

Response: In response to this comment, we will revise the last paragraph of this section of the prospectus to disclose that the Company had received no redemption requests as of June 30, 2011 as follows:

“The shares we redeem under our share redemption program will be cancelled and return to the status of authorized but unissued shares. We do not intend to resell such shares to the public unless they are first registered with the SEC under the Securities Act and under appropriate state securities laws or otherwise sold in compliance with such laws. As of March 31, 2011, the maximum amount that may yet be redeemed under our publicly announced program was $302,081. As of June 30, 2011, we had received no requests for redemption.”

We will update this disclosure in future prospectus supplements.

Very truly yours,

/s/ Howard S. Hirsch
Howard S. Hirsch

BAKER, DONELSON, BEARMAN,
CALDWELL & BERKOWITZ, PC